Contact

www.linkedin.com/in/alphonzo-terrell (LinkedIn)
alphonzoterrell.tumblr.com (Personal)

Top Skills

Consumer Applications

Generative AI

Product Management

Languages

English

Honors-Awards

Promax/BDA Gold Award - "Homeland Aftermath"

Promax/BDA Bronze Award - Homeland Polygraph Test

Finalist for "Tumblr of the Year" - The Shorty Awards

2018 People's Voice Winner - Best Influencer Endorsements

2018 Honoree - Websites: Corporate Social Responsibility

Publications

The Future of the Music Business: How To Succeed with the New Digital Technologies

Alphonzo Terrell

Co-Founder and CEO, Spill | Fast Company's Most Innovative Companies | CNN Business "Risk Takers" | Speaker | Advisor
Los Angeles, California, United States

Summary

Alphonzo "Phonz" Terrell is the Co-Founder and CEO of SPILL, visual conversation at the speed of culture.

Released in mid-2023, the SPILL beta app quickly shot to the top of the Apple App Store charts in the first month, becoming the #1 most downloaded Social Networking app in early July. SPILL has since been downloaded more than a half a million times, been named Apple's "App Of The Day" and featured on the Google Play Store homepage. SPILL was also named one of Fast Company's "Most Innovative Companies in Social Media" in 2024.

A sought-after speaker at the intersection of tech and culture, Phonz has been a guest on Good Morning America, a featured speaker at the SXSW, AfroTech and Adweek conferences and a guest on podcasts such Fast Company's Most Innovative Companies, Wall St. Journal's Tech News Briefing, and NPR's Morning Edition.

In 2023, Phonz was named to CNN Business's "2023 Risk Takers" list alongside Sam Altman, Tim Cook, Telfar Clemons and Lina Khan. He currently resides in Los Angeles and is @phonz on SPILL.

Experience

Spill
Co-Founder and CEO
January 2023 - Present (2 years 1 month)
Los Angeles County, California, United States

Co-Founder and CEO of SPILL, a venture-backed platform for real-time conversation, connections and commerce

Raised $5.1M pre-seed funding from MaC Venture Capital, Freada & Mitch Kapor + Kapor Center, Sunset Ventures, Collide Capital, Black Capital,

Bessemer Venture Partners, Greylock, Visible Hands, Kerry Washington and more

Launched beta in June of 2023, reaching #1 in the Apple App Store for Social Networking within three weeks

Secured paid advertising deals with numerous Tier 1 brands including Paramount+, Showtime, CBS, Amazon Prime Video, Sony Pictures and more, currently pacing to cross $1M in annualized revenue in 2025

Featured in TechCrunch, CNN, Time, Washington Post, Black Enterprise, AfroTech, and many more

Named Apple's "App of the Day" February of 2024 and one of Fast Company's "Most Innovative Companies" In 2024

Twitter
Global Head of Social and Editorial
September 2019 - November 2022 (3 years 3 months)
Greater New York City Area

Served as Global Head of Social & Editorial, overseeing social marketing for all priority brand campaigns, always-on editorial from priority owned channels (i.e. @Twitter, @TwitterMovies, @TwitterSports, etc) and social intelligence, operations, and strategic guidance for all 250+ owned channels worldwide

Culture-forward, insight-led and results-generating strategy expert having effectively upleveled Twitter's brand social presence resulting in 50%+ increases in engagement rate, total impressions and contribution to brand equity YoY (2020) while overseeing standout initiatives such as the "Twitter NFT 140 Collection" and the #2 most liked Tweet of 2021 ("Hello literally everyone") in addition to having work featured in both consumer and industry press including the NYTimes, Late Night w/ Stephen Colbert, FastCompany, AdAge, etc

Experienced global manager and org designer having successfully restructured the social team into specialized pillars (strategy, intelligence, creative), doubled the size of the team, expanded hiring in non-US markets including Japan, India, UK and West Africa, and increased the number of team members from historically marginalized groups by 900%

Seasoned crisis comms and change leadership pro, having successfully navigated teams and activations through complex scenarios including BLM, global pandemic, various election cycles, and Twitter's acquisition while keeping non-forced attrition under 1% (vs company avg of 12%)

From Nov '21 - Feb '22, served as both Global Head of Social & Editorial and interim Head of Consumer Marketing, North America, supporting the successful launch of the "Tweet It Into Existence, Twitter x Super Bowl "Roof Predictions," and @TwitterGhana launch campaigns (Twitter's first activation in Sub-Saharan Africa)

Awarded two Clios, one OneShow pencil, a Cannes Lion and Webby Jury award for "Best Overall Social - Brand" in 2022 - first time that Twitter has even been recognized for its work in social

HBO
Director, Digital and Social Marketing
December 2016 - August 2019 (2 years 9 months)
Greater New York City Area

As Director, Digital and Social Marketing, was responsible for leading brand strategy across HBO digital and social channels, in collaboration with key stakeholders within consumer marketing and across all major programming verticals on the network (i.e. Original Series, Films, Docs, Specials, Sports, Theatricals, International and Corporate Social Responsibility).

In addition, was responsible for leading digital and social campaigns across a variety of programming including series (The Leftovers, Ballers, Random Acts of Flyness), comedy specials (Night Of Too Many Stars, 2 Dope Queens, Flight Of The Conchords), docs (The Defiant Ones, Andre The Giant), news (Vice, Pod Save America) and select sports titles.

Strategic responsibilities included developing paid (display, programmatic, social, search), owned (social, .com, product) and earned (influencer, press) tactics to meet overall campaign goals informed by rigorous analytics and insights evaluation at key stages.

Managed a team of direct reports responsible for strategic implementation and community management across all aforementioned brand and programming campaigns.

Showtime Networks Inc.

6 years 3 months

Senior Manager, Digital Marketing

August 2014 - December 2016 (2 years 5 months)

Greater New York City Area

• Served as Senior Manager, Digital Marketing, overseeing a team responsible for development and execution of digital brand strategy for all Showtime Original Series programming including Billions, Ray Donovan, Homeland and Roadies, as well as digital partnerships and branding tactics for the network at large, reporting directly to the SVP of Digital Services

• Responsible for developing and overseeing campaigns consisting of editorial, on-air, social marketing, SEM, SEO, transmedia, paid social, email marketing and strategic partnership tactics

• Stand out initiatives include executing first-to-market Periscope broadcast from red carpet of the Mayweather vs. Pacquiao fight as part of the Ray Donovan S3 campaign, Billions x Wall Street Journal native content execution "Gaming The American Dream" (which received multiple mentions in Ad Age), and the Roadies SXSW "#RoadiesLove" execution, which received pickup in Billboard Magazine

Digital Marketing Manager

October 2010 - August 2014 (3 years 11 months)

New York, NY

• Served as Digital Marketing Manager, developing and executing digital campaigns for Showtime Original Series programming, including Homeland, Shameless, Californication, Nurse Jackie and Ray Donovan as well as branding tactics for the network at large

• Responsible for developing and overseeing campaigns consisting of online, on-air, mobile, social media, social gaming, social apps, SEM, SEO, content creation, blogger outreach, strategic partnerships, paid digital media and email marketing tactics

• Stand out initiatives include executing a branded "takeover" of social game FameTown (20MM+ impressions/7MM+ minutes spent with brand), ideation/execution of The Big C "C Yourself" partnership with the American Cancer Society, which received pickup in the New York Times, LA Times and raised $30,000 for cancer research, and led development of the "Watch Carefully" digital campaign and augmented reality app to promote new series "Homeland," which received pickup in AdAge

NewMerika, Inc.

Co-Founder
January 2008 - July 2014 (6 years 7 months)

• President and co-founder of NewMerika, Inc. – an entertainment and content ownership company formed by members of the alternative band NewMerika, managing a team of 10 employees and partners executing legal, pr, booking, licensing, digital marketing, production, performance and songwriting operations
• Secured song placement deals with several major outlets including VH1, ESPN, and Chime/Warner Brothers Records
• Performed in support of major acts such as MTV's Shwayze, Wyclef Jean, J Records' Emily King and held a monthly performance residency at esteemed NYC venue Webster Hall
• Invited to showcase for Island Def Jam Records and recorded debut EP with producer Rich Keller (Lyfe Jennings, Island's Laura Warshauer)

Island Def Jam Music Group
Director of Marketing at Soda Pop/Island Def Jam Music Group
January 2010 - September 2010 (9 months)

• Served as Director of Marketing for Soda Pop/Island Def Jam Records, product managing recording artists Kristinia DeBarge, Asia'h Epperson, Lauriana Mae, and Kenneth "Babyface" Edmonds
• Primary functions included developing and executing strategic campaigns for all artists projects, including yearly timelines, budget, viral/digital marketing sub-campaigns, artist development, styling, and securing partnerships/ sponsorships with select brands
• Also served as marketing head for Soda Pop affiliate Rise Entertainment, providing consulting for projects on Universal Motown (Devin Johnson), BBC Productions ("The Lighting Guru" w/ Bentley Meeker), and A&E Television ("Hollywood Life Coach" w/ Lauren Zander)

CBS Television Studios
Consultant
July 2009 - December 2009 (6 months)

• For NewMerika, Inc, hired as independent marketing consultant by George Schweitzer, President of CBS Marketing Group, to help launch new Fall series "NCIS: Los Angeles" co-starring LL Cool J and Chris O'Donnell
• Coordinating with CBS Marketing, PR, Production, and Violator Management, created an urban outreach campaign designed to active both LL Cool J's urban fan base and introduce NCIS: LA to the urban market at large

• Show premiered on Sept. 22nd, 2009 to 18 million viewers, making it the #1 new show of the Fall as well as becoming the #2 most watched program by African-American viewers by episode #3, according to Nielsen Media Research

Soda Pop/Island Def Jam Music Group
Consultant
January 2009 - July 2009 (7 months)

• Hired as an independent marketing consultant for Sodapop LLC, a new imprint jointly owned by Jeff Burroughs (formerly of Bad Boy/Arista) and Kenny "Babyface" Edmonds, distributed by Def Jam Records.
• Working directly with label head Jeff Burroughs, provided market research, analysis, strategic planning, and acted in a general advisory capacity for Sodapop's debut artist, Kristinia DeBarge.
• Released on July 28th, 2009, both lead single "Goodbye" and debut album Exposed became Top 40 hits, with "Goodbye" reaching platinum status for digital downloads

Sony Music Entertainment
2 years 5 months

Management Associate - J/RCA Records
April 2007 - December 2007 (9 months)

• Project manager and co-creator of Alicia Keys' "Win Alicia's Keys" 4th quarter marketing campaign, encompassing radio, online and mobile outlets. Fans had a chance to win a $10K shopping spree from Target by answering several "key" questions about Alicia via each outlet. Executed plan in conjunction with VP Carolyn Williams and SVP Jeff Burroughs.
• Project Manager for J Records' "Any Given Tuesday" 4th quarter marketing campaign for artists Mario, Cassidy, and Hurricane Chris, creating an integrated campaign featuring all three artists in tv spots, radio ads, snipe posters, and online (including widgets, banners, online ad buys).
• Oversaw the creation of viral video content campaigns for artists Mario, Cassidy, and Emily King.

Management Associate - Sony Music Studios
January 2006 - March 2007 (1 year 3 months)

• Project Manager for Sony Music Studios Internet Mastering ("SIM"), the first mass consumer service offered by Sony Studios. Coordinated all aspects of the project including web site design, content creation, service functionality, legal clearances, and strategic partnerships. Managed a marketing budget of $25K to coordinate ad partnerships with MySpace.com, SellABand.com, Sony Media Software, and Sony Electronics. Coordinated launch in Fall of 2006 (www.SonyMusicSIM.com) with feature article in Billboard magazine and managed all operations until the studios' closing in April of 2007

• Project Manager for Sony Studios "M54" program, a new studio platform designed to create new business in the independent music market. Directly responsible for more than $50K in sales over the first 5 months of the campaign.

Management Associate - Jive Records
August 2005 - December 2005 (5 months)

• Project Manager for the MixShow PowerSummit, an annual urban music showcase held in Freeport, Bahamas. Coordinated budget projections, vendor compensation, travel, hotels, and showcase logistics for Jive promotional executives and Jive artists Chris Brown, T-Pain, YoungBloodz, Noah, and Dre, in addition to traveling to oversee event on site

• Spearheaded various marketing initiatives including product placement of Sony Bean MP3 player in music video for Chris Brown, as well as coordinating with Jive new media department on Chris Brown/MusicChoice partnership

• Coordinated for Jive product managers of Chris Brown, YoungBloodz, T-Pain, and Donell Jones mid-to-major market local video runs for 4th quarter album releases

CU Records
Co-Founder & President
April 2002 - May 2005 (3 years 2 months)

• A student-run, multi-genre record label designed to expose and promote the talent pool within the greater Columbia University community.

• Managing a team of twenty-five employees, and using a small, non-university funded budget, signed six acts and distributed seven records over a period of thirty-six months (over 3,000 records sold to date)

• Served as primary decision-maker for all operations including event planning, marketing strategy, ad campaigns, budget planning, A&R, and contract negotiations

BET
Contestant
2005 - 2005 (less than a year)

Sony Music Entertainment

Intern/Arista Records
2002 - 2003 (1 year)
New York, NY

Served in the A&R department under Mark Pitts, Darrale Jones, and Joey
Arbagey, screening demos, coordinating meetings, research, and providing
general support

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Education

Columbia University in the City of New York

B.A., American Studies